# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Butterfly Network, Inc., CIK 0001804176
CUSIP: 124155102
Title of class of securities: Class A common stock, par value $0.0001 per share, Class B common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1600 District Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 08/14/2026
Filed by CIK 0001076352
Persons authorized to receive notices and communications: Jonathan M. Rothberg, Ph.D., c/o Butterfly Network, Inc.,, 1600 District Avenue, Burlington, Massachusetts (MA), 01803, (781) 557-4800

## Reporting persons
- Rothberg Jonathan M.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 102,079; shared voting power 726,696; sole dispositive power 102,079; shared dispositive power 726,696; aggregate amount beneficially owned 828,775 (0.3% of the class)
  Comment: This Reporting Person's table is for Class A common stock.
  
  Rows 7, 9 and 11 consists of (i) 80,434 shares of Class A common stock of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.) (the "Issuer") held by Jonathan M. Rothberg, Ph.D. and (ii) stock options to purchase 21,645 shares of Class A common stock of the Issuer which are exercisable within 60 days of August 17, 2026, held by Dr. Jonathan M. Rothberg.
  
  Rows 8, 10 and 11 consists of 726,696 shares of Class A common stock of the Issuer held by Dr. Rothberg's spouse.
  
  Row 13 is calculated based on 244,858,246 shares of Class A common stock of the Issuer outstanding as of July 24, 2026.
- Rothberg Jonathan M. (CIK 0001076352): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 21,426,937; shared voting power 0; sole dispositive power 21,426,937; shared dispositive power 0; aggregate amount beneficially owned 21,426,937 (100% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Rows 7, 9 and 11 consists of 21,426,937 shares of Class B common stock of the Issuer held by 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC and 4C Holdings V, LLC.
  
  Row 13 is calculated based on 21,426,937 shares of Class B common stock of the Issuer outstanding as of July 24, 2026.
- 4C Holdings I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 4,716,596; sole dispositive power 0; shared dispositive power 4,716,596; aggregate amount beneficially owned 4,716,596 (22% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 21,426,937 shares of Class B common stock of the Issuer outstanding as of July 24, 2026.
- 4C Holdings II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,621,701; sole dispositive power 0; shared dispositive power 2,621,701; aggregate amount beneficially owned 2,621,701 (12.2% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 21,426,937 shares of Class B common stock of the Issuer outstanding as of July 24, 2026.
- 4C Holdings III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,621,701; sole dispositive power 0; shared dispositive power 2,621,701; aggregate amount beneficially owned 2,621,701 (12.2% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 21,426,937 shares of Class B common stock of the Issuer outstanding as of July 24, 2026.
- 4C Holdings IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,621,701; sole dispositive power 0; shared dispositive power 2,621,701; aggregate amount beneficially owned 2,621,701 (12.2% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 21,426,937 shares of Class B common stock of the Issuer outstanding as of July 24, 2026.
- 4C Holdings V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 8,845,238; sole dispositive power 0; shared dispositive power 8,845,238; aggregate amount beneficially owned 8,845,238 (41.3% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 21,426,937 shares of Class B common stock of the Issuer outstanding as of July 24, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share, Class B common stock, par value $0.0001 per share
Name of issuer: Butterfly Network, Inc.
Address of issuer's principal executive offices: 1600 District Avenue, Burlington, Massachusetts (MA), 01803
Comment:
Explanatory Note

This Amendment No. 12 to Schedule 13D ("Amendment No. 12") amends and supplements the Schedule 13D filed on February 22, 2021, as amended by Amendment No. 1 filed on March 26, 2021, Amendment No. 2 filed on March 28, 2022, Amendment No. 3 filed on September 16, 2022, Amendment No. 4 filed on September 13, 2023, Amendment No. 5 filed on August 30, 2024, Amendment No. 6 filed on March 7, 2025, Amendment No. 7 filed on December 1, 2025, Amendment No. 8 filed on December 17, 2025, Amendment No. 9 filed on March 17, 2026, Amendment No. 10 filed on July 17, 2026 and Amendment No. 11 filed on July 21, 2026 (as amended, the "Schedule 13D") relating to the Class A common stock, par value $0.0001 per share, and Class B common stock, par value $0.0001 per share, of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.), a Delaware corporation (the "Issuer"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 12. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

In connection with estate planning, Dr. Rothberg, acting on his own and on behalf of 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC, and Dr. Bonnie Rothberg, Dr. Rothberg's spouse, entered into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Plan"), a copy of which is attached hereto as Exhibit 6. Pursuant to the Plan, sales of up to 363,348 shares of Class A common stock and 8,049,929 shares of Class B common stock may be effected during the plan sales period beginning following the cooling-off period contained in Rule 10b5-1(c) and ending on November 12, 2027 in accordance with the terms and conditions of the Plan. The sale of shares of Class A common stock and Class B common stock under the Plan is subject to minimum price and volume parameters included in the Plan, and there is no assurance that any shares of Class A common stock or Class B common stock will be sold under the Plan.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

The following transactions were effected by the Reporting Persons since the most recent filing of the Reporting Persons on Schedule 13D. All transactions below were effected by the Reporting Persons in connection with estate planning and pursuant to a Rule 10b5-1 trading plan entered into on March 13, 2026.

On July 22, 2026, 659,913 shares of Class B common stock were sold at a weighted average price per share of $6.4698. In accordance with its terms, the Class B common stock automatically converted into Class A common stock, on a one-to-one basis, upon sale.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit No. 7 - Rule 10b5-1 Trading Plan

## Signatures
- Rothberg Jonathan M.: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D. (08/17/2026)
- Rothberg Jonathan M.: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D. (08/17/2026)
- 4C Holdings I, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (08/17/2026)
- 4C Holdings II, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (08/17/2026)
- 4C Holdings III, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (08/17/2026)
- 4C Holdings IV, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (08/17/2026)
- 4C Holdings V, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (08/17/2026)